Contact

www.linkedin.com/in/john-jung-79727816 (LinkedIn)

Top Skills

Loans
Mortgage Lending
FHA

John Jung

Co-Founder at Brick Work and Trupath Lending
Los Angeles, California, United States

Summary

Brick Work is an online platform that provides on-demand real estate development feasibility to real estate professionals and developers. We are launching our SB-9 and Multifamily Development maps Q1 2023 and raising our seed round on Wefunder.

California is experiencing a severe housing shortage so we want to help by interpreting state and city zoning code and bills and empowering developers, brokers and investors with correct information when prospecting for new development sites.

Experience

Brick+Work

Co-Founder
March 2018 - Present (5 years)
Los Angeles, California, United States

Building a platform that helps real estate professionals navigate real estate zoning code that is confusing and highly localized. Working to launch a GIS map that automates our analysis starting in Los Angeles but expanding to major cities experiencing rapid urbanization and affordable housing issues.

TruPath Real Estate and Lending

Broker
January 2017 - Present (6 years 2 months)
660 S Figueroa St Suite 1780

Leveraging technology to create a more pleasant experience for our clientele whether its for real estate or lending services. Access to multiple lenders that offer a broad array of loan programs from portfolio, hard money, to traditional real estate mortgage loans. Working with developers looking to locate their next project or investors who purchase land to entitle.

SK Global Investments

Vice President Business Development
May 2013 - January 2017 (3 years 9 months)

Helping clients navigate the more adverse mortgage lending landscape. The simple guiding philosophy of being attentive, transparent and an advocate throughout.

As a mortgage broker we are approved through numerous direct lenders with the full spectrum of loan products from FHA, VA, Conventional (Fannie Mae and Freddie Mac) to Alternative Income and Hard Money.

Wall Financial
Senior Loan Officer and Wholesale Account Rep
April 2011 - March 2013 (2 years)

Direct Lender

FHA, VA, 3% ~ 20% Conventional, Jumbo up to $3 million, VOE only, Hard Money

Quick turn times on approval, docs and funding

Gotmortgage
Sales Manager
April 2009 - April 2011 (2 years 1 month)

Jules and Associates
Account Executive
March 2006 - April 2009 (3 years 2 months)

Education

Santa Monica College
Associate’s Degree, Business Administration · (2003 - 2006)

California State University-Los Angeles
Accounting · (2011)